As filed with the Securities and Exchange Commission on April 13, 2017

File No. 812-14725

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FIRST AMENDED AND RESTATED APPLICATION PURSUANT TO SECTION 6(c) OF THE
INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE “ACT”), FOR AN ORDER

GRANTING EXEMPTIONS FROM SECTIONS 18(a)(2), 18(c) AND 18(i) OF THE ACT AND

PURSUANT TO SECTION 17(d) OF THE ACT AND RULE 17d-1 THEREUNDER

STEADFAST ALCENTRA GLOBAL CREDIT FUND,

Steadfast Investment Adviser, LLC

Written and oral communications regarding this Application should be addressed to

Christopher Hilbert, Chief Executive Officer

Steadfast Alcentra Global Credit Fund

18100 Van Karman Avenue

Suite 500

Irvine, CA 92612

(949) 852-0700

Copies to:

Heath D. Linsky, Esq.

Lauren B. Prevost, Esq.

Owen J. Pinkerton, Esq.

Morris, Manning & Martin, LLP

1600 Atlanta Financial Center

3343 Peachtree Road, N.E.

Atlanta, Georgia 30326-1044

(404) 233-7000

This Application (including Exhibits) contains 16 pages.

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UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the Matter of: STEADFAST ALCENTRA GLOBAL CREDIT FUND, Steadfast Investment Adviser, LLC

FIRST AMENDED AND RESTATED APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE “ACT”), FOR AN ORDER GRANTING EXEMPTIONS FROM SECTIONS 18 (a)(2), 18(c) AND 18(i) OF THE ACT AND

PURSUANT TO SECTION 17(d) OF THE ACT AND RULE 17d-1 THEREUNDER

Investment Company Act of 1940 File No. 812-14725

I.    THE PROPOSAL

1. Steadfast Alcentra Global Credit Fund (the “Fund”) and Steadfast Investment Adviser, LLC (the “Adviser” and, collectively with the Fund, the “Applicants”) hereby seek an order of the Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), granting exemptions from Sections 18(a)(2), 18(c) and 18 (i) of the Act and pursuant to Section 17(d) of the Act and Rule 17d-1 thereunder, to permit the Fund to offer investors multiple classes of shares, interests or units, as the case may be (“Shares”)1, with varying sales loads and asset-based service and/or distribution fees, as described more fully in this Application. The Applicants request that the order also apply to any other continuously offered registered closed-end management investment companies that may be organized in the future for which the Adviser or any entity controlling, controlled by or under common control (as the term “control” is defined in Section 2(a)(9) of the Act) with the Adviser, acts as investment adviser, and which either (i) provides periodic liquidity with respect to its Shares pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “1934 Act”) or (ii) operates as an “interval fund” pursuant to Rule 23c-3 under the Act (each, a “Future Fund” and, collectively with the Fund, the “Funds”). Any Fund relying on the order requested in this Application will do so in a manner consistent with the terms and conditions of this Application. The Applicants represent that each entity presently intending to rely on the order requested in this Application is listed as an Applicant.

2. A. The Fund was formed as a Delaware statutory trust under the Delaware Statutory Trust Act on October 24, 2016, for the purpose of operating as an externally-managed, non-diversified, closed-end management investment company. The Fund’s investment objective is to provide current income, and capital preservation with the potential for capital appreciation, primarily by providing customized financing solutions to lower middle-market and middle-market companies in the form of fixed and floating rate senior secured loans, second lien loans and subordinated debt and, to a lesser extent, minority equity investments, which, under normal circumstances, will represent at least 80% of the Fund’s net assets (plus the amount of any borrowings for investment purposes. The Fund’s principal place of business is located at 18100 Von Karman Avenue, Suite 500, Irvine, CA 92612.

B. The Adviser, a Delaware limited liability company, is registered as an investment adviser with the Commission under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). On the date of this Application, the Adviser’s sole client is the Fund. The Adviser is affiliated with Steadfast Companies, a group of integrated real estate investment, management and development companies. Steadfast Companies, with its corporate office located in Irvine, California, owns and/or manages over $5.4 billion in assets and employs a staff of over 1,900 in the United States and Mexico. Steadfast Investment Holdings, LLC, a Delaware limited liability company owns a 100% interest in the Adviser. The Adviser’s principal place of business is located at 18100 Von Karman Avenue, Suite 500, Irvine, CA 92612.

Under the terms of the investment advisory agreement with the Fund (the “Advisory Agreement”), the Adviser: (i) determines the composition and allocation of the Fund’s investment portfolio, the nature and timing of any changes therein and the manner of implementing such changes; (ii) establishes and maintains criteria to identify, evaluate and negotiate the

1 As used in this Application, the term “Shares” includes any other equivalent designation of a proportionate ownership interest (such as interests or units) in the Fund. The holders of the Shares are referred to herein as “Shareholders.”

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structure of the Fund’s investments; (iii) arranges financings and borrowing facilities for investment purposes for the Fund; (iv) performs due diligence on prospective investments; (v) executes, closes, services and monitors the Fund’s investments; (vi) determines the securities and other assets that the Fund shall purchase, retain or sell; and (vii) provides the Fund with such other investment advisory, research and related services as necessary to perform its role as an investment adviser to the Fund or as the Fund may, from time to time, reasonably request or require for the investment of its funds. The Adviser has engaged Alcentra NY, LLC (the “Sub-Adviser”), an investment adviser registered with the SEC under the Advisers Act, to act as the Fund’s investment sub-adviser. The Adviser has delegated certain of its obligations set forth in the Advisory Agreement to the Sub-Adviser2.

3. The Fund has not commenced an offering of its Shares as of the date of this Application and will not sell any Shares unless it raises gross offering proceeds of $3,000,000 within one year of the date the registration statement on Form N-2 (SEC File No. 333-214405) (the “Registration Statement”) is declared effective by the Commission (the “Minimum Offering Requirement”). Thereafter, the Fund’s Shares will be continuously offered pursuant to the terms contained in the Registration Statement. The Fund will accept subscriptions for Shares on a continuous basis and issue Shares at monthly closings, although the Fund may determine to conduct more frequent closings. The Fund proposes, and, upon receiving the requested exemptive relief, the Fund intends to offer Shares as follows: (i) Class A Shares will be sold at an initial per share offering price of $10.00 until the Minimum Offering Requirement is achieved and, thereafter, at an offering price equal to the net asset value of Class A Shares plus selling commissions of up to 6.0% and dealer manager fees of up to 2.0%; (ii) Class T Shares will be sold at an initial per share offering price of $9.68 until the Minimum Offering Requirement is achieved and, thereafter, at an offering price equal to the net asset value of Class T Shares plus selling commissions of up to 3.0% and dealer manager fees of up to 2.0%; (iii) Class D Shares will be sold at an initial per share offering price of $9.39 until the Minimum Offering Requirement is achieved and, thereafter, at an offering price equal to the net asset value of Class D Shares plus dealer manager fees of up to 2.0% and; (iv) Class I Shares will be sold at an initial per share offering price of $9.20 until the Minimum Offering Requirement is achieved and, thereafter, at an offering price equal to the net asset value of Class I Shares3. The Class A Shares, Class T Shares, Class D Shares and Class I Shares to be offered by the Fund are the “Initial Class Shares”.

4. The Fund’s Shares will not be offered or traded in a secondary market and will not be listed on any securities exchange or quoted on any quotation medium. Because Shareholders will not have the right to require the Fund to redeem their Shares, the Fund may from time to time repurchase Shares in accordance with the requirements of Rule 13e-4 under the 1934 Act and Section 23(c)(2) of the Act, in order to provide Shareholders with a limited degree of liquidity. The Fund may repurchase Shares on such terms as may be determined by its Board of Trustees (the “Board”) in its complete and absolute discretion unless, in the judgment of the trustees that are not “interested persons” of the Fund or the Adviser as such term is defined in Section 2(a)(19) of the Act (the “Independent Trustees”), such repurchases would not be in the best interests of the Shareholders or would violate applicable law. The Fund will conduct any such repurchase offers in accordance with the requirements of Rule 13e-4 under the 1934 Act and Section 23(c)(2) of the Act4.

2 Specifically, pursuant to an investment sub-advisory agreement with the Adviser, the Sub-Adviser will: (i) determine the composition and allocation of the portfolio of the Fund, the nature and timing of the changes therein and the manner of implementing such changes, including the specific securities and other assets to be purchased, retained, or sold by the Fund; (ii) place orders with respect to, and arrange for, any investment (including executing and delivering all documents relating to the Fund’s investments on behalf of the Fund); (iii) identify, evaluate and negotiate the structure of the investments made by the Fund; (iv) monitor and service the Fund’s investments; (v) perform due diligence on prospective portfolio companies; (vi) participate in the review of draft public financial statements and registration statements of the Fund to ensure that the information presented regarding the Sub-Adviser and the portfolio investments is accurate and not misleading and to complete agreed-upon disclosure certifications; (vii) participate in presentations to: (a) dealer manager wholesaling personnel, (b) broker-dealer road shows, (c) educational forums, (d) due diligence review programs conducted by third-party evaluators and due diligence officers of broker-dealers, and (e) other marketing events and forums to facilitate the Fund’s fundraising efforts; (viii) assist the Adviser in negotiating, obtaining and managing financing facilities for the benefit of the Fund or its subsidiaries; and (ix) provide the Adviser with such other research and related services as the Adviser may, from time to time, reasonably require for the Adviser to manage the Fund. Notwithstanding the foregoing, however, the Adviser shall be provided with observer rights to attend all meetings of the Sub-Adviser’s investment committee and will have general oversight over the investment process and investment decisions made by the Sub-Adviser on behalf of the Fund.

3 In no event will the aggregate selling commissions and dealer manager fees exceed 8.0% of the gross offering proceeds received in the Fund’s public offering of Shares. As described in the Registration Statement, Class T Shares and Class I Shares are also subject to an annual distribution fee.

4 The Fund currently intends to limit the number of Shares to be repurchased on each date of repurchase to the number of Shares it can repurchase with the aggregate proceeds it receives from the issuance of Shares pursuant to its distribution reinvestment plan (“DRP”). In addition, the Fund will limit the number of Shares to be repurchased in any calendar year to 2.5% of the weighted average number of Shares outstanding in the prior calendar year, or 10.0% in each quarter, though the actual number of Shares that the Fund offers to repurchase may be less in light of the limitations noted above. Shares repurchased pursuant to the share repurchase program may also be subject to a servicing fee. The Fund will offer to repurchase Shares at a price equal to the net asset value per Share in effect on each date of repurchase. The Applicants anticipate that any Future Funds will offer to repurchase Shares on a quarterly basis.

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5. As with open-end management investment companies that issue multiple classes of shares pursuant to Rule 18f-3 under the Act, the different classes of Shares of the Fund will represent investments in the same portfolio of securities but will be subject to different expenses (such as asset-based service and/or distribution fees). Thus, the net income attributable to, and any distributions payable on, each class of Shares will differ from each other from time to time. As a result, the net asset value per Share of the classes may differ over time. The Fund, however, intends to operate in such a manner so that the net asset value of each Share class is identical.

6. Each class of Shares of the Fund will comply with the provisions of Rule 12b-1 under the Act or any successor thereto or replacement rule, as if that rule applied to closed-end management investment companies, and with the provisions of FINRA Rule 2341 (formerly Rule 2830(d) of the Conduct Rules of the National Association of Securities Dealers, Inc., or any successor thereto or replacement rule (“FINRA Rule 2341”)),5 as if that rule applied to the Fund.

7. A number of precedents exist for the implementation of a multiple-class system and the imposition of asset-based service and/or distribution fees for closed-end funds. These precedents provide relief substantially similar to the relief sought by the Applicants.6

II.           STATEMENT OF FACTS

1.  The Applicants

A.     The Fund is organized as described in Section I.2.A above.

B.      The Adviser is organized as described in Section I.2.B above.

2. Fund’s Structure and Characteristics

A.     The Fund’s Shares will be offered as described in Section I.3 above.

B.      The Fund will not continuously redeem Shares as does an open-end management investment company. Unlike shares of many closed-end management investment companies, Shares will not be offered or traded in a secondary market, will not be listed on any securities exchange and will not trade on an over-the-counter system. Furthermore, it is not expected that a secondary market in the Shares will develop in the foreseeable future. Because Shareholders do not have the right to require the Fund to redeem Shares, the Fund may from time to time offer to repurchase Shares at their then current net asset value in accordance with the requirements of Rule 13e-4 under the 1934 Act and Section 23(c)(2) of the Act, as described in detail in Section I.4 above, in order to provide a limited degree of liquidity to Shareholders. Repurchases will be made at such time, in such amounts and on such terms as may be determined by the Board, in its sole and absolute discretion. In making its determination regarding whether to cause the Fund to offer to repurchase Shares and upon what terms, the Board will consider a variety of operational, business and economic factors.7

5 Any references to FINRA Rule 2341 include any successor or replacement Financial Industry Regulatory Authority, Inc. (“FINRA”) Rule to FINRA Rule 2341.

6 See, e.g. FS Global Credit Opportunities Fund, Investment Co. Act Rel. No. 32221 (August 17, 2016) (Notice) and Investment Co. Act Rel. No. 32257 (September 12, 2016) (Order); ABS Long/Short Strategies Fund and ABS Investment Management LLC, Investment Co. Act Rel. No. 32090 (April 21, 2016) (Notice) and Investment Co. Act Rel. No. 32116 (May 18, 2016) (Order);Total Income+ Real Estate Fund, Investment Co. Act Rel. No. 30859 (January 15, 2014) (Notice) and Investment Co. Act Rel. No. 30912 (February 11, 2014) (Order); Multi-Strategy Growth & Income Fund, et al., Investment Co. Act Rel. No. 30860 (January 15, 2014) (Notice) and Investment Co. Act Rel. No. 30911 (February 11, 2014) (Order); Versus Capital Multi-Manager Real Estate Income Fund LLC, et al., Investment Co. Act Rel. No. 30103 (June 14, 2012) (Notice) and Investment Co. Act Rel. No. 30133 (July 10, 2012) (Order); Highland Capital Management, L.P., et al., Investment Co. Act Rel. No. 28888 (August 27, 2009) (Notice) and Investment Co. Act Rel. No. 28908 (September 22, 2009) (Order); and Allianz RCM Global EcoTrends Fund, et al., Investment Co. Act Rel. No. 27936 (August 23, 2007) (Notice) and Investment Co. Act Rel. No. 27971 (September 18, 2007).

7 The Fund may subject Shares to an “early withdrawal charge” (a “Repurchase Fee”) at a rate of up to 2.00% of the aggregate net asset value of a Shareholder’s Shares repurchased by the Fund, if the interval between the date of the Shareholder’s purchase of Shares and the date on which the applicable Fund repurchases such Shares is less than one year. A Repurchase Fee is defined for purposes of this Application as a fee assessed to a Shareholder upon repurchase of Shares and payable to the Fund. Any Repurchase Fee charged by the Fund is not the same as a CDSC assessed by an open-end investment company pursuant to Rule 6c-10 under the Act, as CDSCs are distribution-related charges payable to a distributor, whereas a Repurchase Fee is payable to the Fund to compensate long-term Shareholders for the expenses related to shorter-term Shareholders, in light of the Fund’s generally longer-term investment horizons and investment operations. If the requested relief is granted and the Fund elects to impose CDSCs, it will comply with Rule 6c-10 under the Act.

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3. Proposed Class Structure and Characteristics

A.      The Fund proposes to engage in a continuous offering of Shares in the manner described below. The Fund is seeking the ability to offer multiple classes of Shares, such as the Initial Class Shares or any other classes. In the future, the Board could adopt these or other sales charge structures. Additional classes may permit an investor to choose the method of purchasing Shares that the investor deems most beneficial, based on factors applicable to the investor, such as the amount of the purchase or the length of time the investor expects to hold the Shares.

B.      Initial Class Shares of the Fund would continue to be offered as described above in Section I.3 and in the Fund’s current prospectus and statement of additional information (each, a “Prospectus”).

C.      Any new classes of Shares of the Fund would be offered in substantially the same manner as the Initial Class Shares, and may charge a different front-end sales load and/or an annual asset-based service and/or distribution fee. In the future, the Board could adopt this or another sales charge structure.

4. Actual fees approved and adopted may vary, but a class of Shares of the Fund could not have annual asset-based service and/or distribution fees in excess of the limitations set forth in FINRA Rule 2341.

Distribution and/or service fees compensate the Fund’s dealer manager (the “Dealer Manager”) and participating brokers, dealers, or other financial intermediaries that provide personal services to Shareholders and/or maintain Shareholder accounts. Such Shareholder services and maintenance may include, but are not limited to, establishing and maintaining Shareholder accounts and records, processing subscriptions and repurchases, answering inquiries regarding the Fund and its special features, and other services as may be agreed upon from time to time and permitted by applicable statute, rule, or regulation. Applicants represent that these asset-based service fees will comply with the provisions of FINRA Rule 2341.

Distribution fees would be paid pursuant to a plan of distribution adopted by the Fund in compliance with Rules 12b-1 and 17d-3 under the Act, as if those rules applied to closed-end funds with respect to a class (a “Distribution Plan”). Under the Distribution Plan, the Fund would compensate the Dealer Manager, participating brokers, dealers, and other financial intermediaries for activities primarily intended to result in the sale of Shares. Applicants represent that these asset-based distribution fees will comply with the provisions of FINRA Rule 2341. Applicants note that for the Distribution Plan adopted by the Fund, the Board considered and approved the Distribution Plan with respect to each class of Shares in a manner consistent with Rule 12b-1, and each Distribution Plan was approved by a majority of the applicable Fund’s Trustees, including a majority of the Independent Trustees who have no direct or indirect financial interest in the operation of such Distribution Plan or in any agreements related to such Distribution Plan, as provided for in Rule 12b-1 of the Act (“Qualified Trustees”). The Distribution Plan for each class of Shares may not be amended to increase materially the amount of fees to be paid by the Fund unless such amendment is approved by a vote of a majority of the outstanding respective class of Shares, and no material amendment to the other provisions of a Distribution Plan can be made unless approved by a majority vote, cast in person at a meeting (or meetings) called for the purpose of voting on such approval, of the Board and the Qualified Trustees.

5. Any Repurchase Fee will apply equally to all Shareholders of the Fund, regardless of class, consistent with Section 18 of the Act and Rule 18f-3 under the Act. The Fund may waive the Repurchase Fee for certain categories of Shareholders or transactions to be established from time to time. To the extent the Fund determines to waive, impose scheduled variations of, or eliminate, the Repurchase Fee, the Fund will do so consistently with the requirements of Rule 22d-1 under the Act as if the Repurchase Fee were a CDSC and as if the Fund were an open-end investment company and the Fund’s waiver of, scheduled variation in, or elimination of, the Repurchase Fee will apply uniformly to all Shareholders.

6. All expenses incurred by the Fund will be allocated among its various classes of Shares based on the respective net assets of the Fund attributable to each such class, except that the net asset value and expenses of each class will reflect the expenses associated with the Distribution Plan of that class (if any), Shareholder services fees attributable to a particular class (including transfer agency fees, if any), and any other incremental expenses of that class.

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7.  In addition to distribution and/or service fees, each class of Shares may, by action of the Board or its delegate, also pay a different amount of the following expenses:

(i)	administrative and/or accounting or similar fees (each as described in the Prospectus) incurred by a specific Share class;

(ii)	legal, printing and postage expenses related to preparing and distributing to current Shareholders of a specific Share class materials such as Shareholder reports, prospectuses and proxies;

(iii)	Blue Sky fees incurred by a specific Share class, if applicable;

(iv)	Commission registration fees incurred by a specific Share class;

(v)	expenses of administrative personnel and services required to support the Shareholders of a specific Share class;

(vi)	Trustees’ fees incurred as a result of issues relating to a specific Share class;

(vii)	Auditors’ fees, litigation expenses, and other legal fees and expenses relating to a specific Share class;

(viii)	incremental transfer agent fees and Shareholder servicing expenses identified as being attributable to a specific Share class;

(ix)	account expenses relating solely to a specific Share class;

(x)	expenses incurred in connection with any Shareholder meetings as a result of issues relating to a specific Share class; and

(xi)	any such other expenses (not including advisory or custodial fees or other expenses related to the management of a Fund’s assets) actually incurred in a different amount by a Share class or related to a class’ receipt of services of a different kind or to a different degree than another class.

Any income, gain, loss and expenses of a Fund Share not allocated to specific Share classes as described above shall be charged to the Fund and allocated to each class of the Fund in a manner consistent with Rule 18f-3(c)(1)(i) under the Act.

8.  From time to time, the Board may create and offer additional classes of Shares, or may vary the characteristics described above of the Initial Class Shares, including, without limitation, in the following respects: (i) the amount of fees permitted by a Distribution Plan and/or service plan as to such class; (ii) voting rights with respect to a Distribution Plan and/or service plan as to such class; (iii) different class designations; (iv) the impact of any class expenses directly attributable to a particular class of Shares allocated on a class basis as described in this Application; (v) differences in any distributions and net asset values per Share resulting from differences in fees under a Distribution Plan and/or service plan or in class expenses; (vi) any sales load structure; and (vii) any conversion features, as permitted under the Act. The Fund will comply with the provisions of Rule 18f-3 under the Act, as if it were an open-end management investment company. Accordingly, the Fund’s repurchases will be made to all of its classes of Shares at the same time, in the same proportional amounts and on the same terms, except for differences in the net asset values per Share resulting from differences in fees under a Distribution Plan and/or service plan or in class expenses.

9.  Because of the different distribution fees, Shareholder services fees and any other class expenses that may be attributable to the different classes, the net income attributable to, and any distributions payable on, each class of Shares may differ from each other from time to time. As a result, the net asset value per Share of the classes may differ over time. Expenses of the Fund, respectively allocated to a particular class of Shares, will be borne on a pro rata basis by each outstanding Share of that class.

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III.          EXEMPTIONS REQUESTED

1. The Multiple Share Class System—Exemptions from Sections 18(a)(2), 18(c) and 18(i) of the Act

Applicants request exemptive relief to the extent that the proposed issuance and sale of multiple classes of Shares of the Fund and any Future Fund may be deemed (i) to result in the issuance of a “senior security” within the meaning of Section 18(g) of the Act that would violate the provisions of Section 18(a)(2) of the Act, (ii) to violate the equal voting provisions of Section 18(i) of the Act, and (iii) to result in the issuance of more than one class of senior security that would violate Section 18(c) of the Act.

2. Asset-Based Service and/or Distribution Fees

The Applicants request an order pursuant to Section 17(d) of the Act and Rule 17d-1 thereunder to the extent necessary for the Fund and any Future Fund to pay asset-based service and/or distribution fees for a defined period of time and under the circumstances set forth in Section VI below.

IV.          COMMISSION AUTHORITY

1. Pursuant to Section 6(c) of the Act, the Commission may, by order on application, conditionally or unconditionally exempt any person, security or transaction, or any class or classes of persons, securities or transactions, from any provision or provisions of the Act or from any rule or regulation under the Act, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

2. Section 23(c) of the Act provides, in relevant part, that no registered closed-end management investment company shall purchase securities of which it is the issuer, except: (i) on a securities exchange or other open market; (ii) pursuant to tender offers, after reasonable opportunity to submit tenders given to all holders of securities of the class to be purchased; or (iii) under such other circumstances as the Commission may permit by rules and regulations or orders for the protection of investors. Section 23(c)(3) provides that the Commission may issue an order that would permit a closed-end management investment company to repurchase its shares in circumstances in which the repurchase is made in a manner or on a basis that does not unfairly discriminate against any holders of the class or classes of securities to be purchased.

3. Section 17(d) of the Act and Rule 17d-1 thereunder prohibit an affiliated person of a registered investment company, or an affiliated person of such person, acting as principal, from participating in or effecting a transaction in connection with any joint enterprise or joint arrangement in which the investment company participates unless the Commission issues an order permitting the transaction. In reviewing applications submitted under Section 17(d) and Rule 17d-1, the Commission considers whether the participation of the investment company in a joint enterprise or joint arrangement is consistent with the provisions, policies and purposes of the Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants.

V.           DISCUSSION

1. Background

In its 1992 study entitled Protecting Investors: A Half Century of Investment Company Regulation (“Protecting Investors”), the Commission’s Division of Investment Management recognized that the Act imposes a rigid classification system that dictates many important regulatory consequences.8 For example, the characterization of a management company as “open-end” or “closed-end” has, historically, been crucial to the determination of the degree of liquidity the fund’s shareholders will have, and thus the liquidity required of the fund’s investments.

8 SEC Staff Report, Protecting Investors: A Half Century of Investment Company Regulation (May 1992), at 421.

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Furthermore, except as noted below, there has been no middle ground between the two extremes. Open-end funds have offered complete liquidity to their shareholders and thus required virtually complete liquidity of the underlying investments, while closed-end funds have been subject to requirements that in fact restrict the liquidity they are permitted to offer their investors. Under this bipolar system of regulation, neither form has provided the best vehicle for offering portfolios that have substantial, but not complete, liquidity. In Protecting Investors, the staff of the Commission determined that, given the changes in the securities market since 1940 – in particular, the emergence of semi-liquid investment opportunities – it was appropriate to re-examine the classification system and its regulatory requirements.9

The one exception to the liquid/illiquid dichotomy has been the so-called “prime rate funds.” These funds, first introduced in 1988, invest primarily in loans and provide shareholders liquidity through periodic tender offers, or more recently, periodic repurchases under Rule 23c-3.10

Protecting Investors recognized that the rigidity of the Act's classification system had become a limitation on sponsors' ability to offer innovative products that would take advantage of the vast array of semi-liquid portfolio securities currently existing. The report also noted the pioneering efforts of the prime rate funds and the market success they had experienced.11 The report, thus, concluded that it would be appropriate to provide the opportunity for investment companies to "chart new territory" between the two extremes of the open-end and closed-end forms, consistent with the goals of investor protection.12 The Division of Investment Management thus recommended giving the industry the ability to employ new redemption and repurchasing procedures, subject to Commission rulemaking and oversight. In accordance with this recommendation, and shortly after Protecting Investors was published, the Commission proposed for comment a new rule designed to assist the industry in this endeavor.13 The Commission proposed Rule 23c-3, which began from the closed-end, illiquid perspective under Section 23(c), and provided flexibility to increase shareholder liquidity through periodic repurchase offers under simplified procedures. Rule 23c-3 was adopted in April 1993.14 The Prime rate funds were cited in both Protecting Investors and the Proposing Release as the prototype for the interval concept.15

Nonetheless, while the prime rate funds broke the path for innovation in this area, developments since the origin of these funds make further innovation appropriate. Ample precedent exists for the implementation of a multiple share class system and the imposition of asset-based service and/or distribution fees for which the Fund seeks relief. Since 1998, the Commission granted relief to many closed-end investment companies to issue multiple classes of shares and to impose asset-based service and/or distribution fees.16

2. Multiple Classes of Shares - Exemptions from Sections 18(a)(2), 18(c) and 18(i) of the Act

The Applicants request exemptive relief to the extent that the proposed issuance and sale of multiple classes of Shares of the Fund and any Future Funds may be deemed (i) to result in the issuance of a “senior security” within the meaning of Section 18(g) of the Act that would violate the provisions of Section 18(a)(2) of the Act, (ii) violate the equal voting provisions of Section 18(i) of the Act, and if more than one class of senior security were issued, (iii) violate Section 18(c) of the Act.

A registered closed-end investment company may have only one class of senior security representing indebtedness and only one class of stock that is a senior security. With respect to the class of stock that is a senior security, i.e., preferred stock, the preferred stock must have certain rights as described in Section 18(a)(2). Sections

9 Id. at 424.

10 Id. at 439-40.

11 Id. at 439-40.

12 Id. at 424.

13 Investment Co. Act Rel. No. 18869 (July 28, 1992) (the "Proposing Release").

14 Investment Co. Act Rel. No. 19399 (April 7, 1993) (the "Adopting Release"). The Commission also had proposed Rule 22e-3, which began from the open-end, complete liquidity perspective under Section 22 of the Act, and permitted periodic or delayed, rather than constant liquidity. The Commission neither adopted nor withdrew proposed Rule 22e-3. To Applicants' knowledge, the Commission has taken no further action with respect to Rule 22e-3.

15 Protecting Investors, at 439-40; Proposing Release, at 27.

16 See, e.g., FS Global Credit Opportunities Fund, supra note 6; ABS Long/Short Strategies Fund, supra note 6; Total Income + Real Estate Fund, supra note 6; Multi-Strategy Growth & Income Fund, supra note 6; Versus Capital Multi-Manager Real Estate Income Fund LLC, supra note 6; Highland Capital Management, L.P., supra note 6; and Allianz RCM Global EcoTrends Fund, supra note 6.

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18(a)(2)(A) and (B) make it unlawful for a registered closed-end investment company to issue a senior security that is a stock unless (a) immediately after such issuance it will have an asset coverage of at least 200% and (b) provision is made to prohibit the declaration of any distribution, upon its common stock, or the purchase of any such common stock, unless in every such case such senior security has at the time of the declaration of any such distribution, or at the time of any such purchase, an asset coverage of at least 200% after deducting the amount of such distribution or purchase price, as the case may be. Sections 18(a)(2)(C) and (D) make it unlawful for a registered closed-end investment company to issue a senior security that is a stock unless stockholders have the right, voting separately as a class, to: (i) elect at least two directors at all times; (ii) elect a majority of the directors if at any time dividends on such class of securities have been unpaid in an amount equal to two full years' dividends on such securities; and (iii) approve any plan of reorganization adversely affecting their securities or any action requiring a vote of security holders as set forth in Section 13(a). Section 18(a)(2)(E) requires that such class of stock will have “complete priority over any other class as to distribution of assets and payment of dividends, which dividends shall be cumulative.”

Section 18(i) of the Act provides that:

Except as provided in subsection (a) of this section, or as otherwise required by law, every share of stock hereafter issued by a registered management company… shall be a voting stock and have equal voting rights with every other outstanding voting stock; provided, that this subsection shall not apply… to shares issued in accordance with any rules, regulations, or orders which the Commission may make permitting such issue.

Finally, Section 18(c) of the Act provides that:

[I]t shall be unlawful for any registered closed-end investment company… to issue or sell any senior security which is a stock if immediately thereafter such company will have outstanding more than one class of senior security which is a stock, except that (1) any such class of…stock may be issued in one or more series: provided, that no such series shall have a preference or priority over any other series upon the distribution of the assets of such registered closed-end company or in respect of the payment of interest or dividends….

The multiple-share class system proposed herein (the “Multiple Class System”) may result in Shares of a class having “priority over [another] class as to payment of dividends”17 and having unequal voting rights, because under the Multiple Class System (i) Shareholders of different classes may pay different distribution fees, different Shareholder services fees and any other expenses (as described above) that should be properly allocated to a particular class of Shares, and (ii) each class of Shares would be entitled to exclusive voting rights with respect to matters solely related to that class of Shares. The Applicants state that the creation of multiples classes of Shares of a Fund may thus violate Sections 18(a)(2) and 18(i) of the Act and be prohibited by Section 18(c) of the Act.

The Applicants believe that the implementation of the Multiple Class System will provide the Applicants with the flexibility to create new classes without having to create new funds and will provide Shareholders with enhanced investment options. Under the Multiple Class System, an investor will be able to choose the method of purchasing Shares that the investor deems most beneficial, based on factors applicable to the investor, such as the amount of the purchase, the length of time the investor expects to hold the Shares and other relevant factors. The Multiple Class System would permit the Fund and any Future Fund to facilitate the distribution of Shares through diverse distribution channels and provide investors with a broader choice of shareholder services.

By contrast, if the Fund or any Future Fund were required to organize separate investment portfolios for each class of Shares, the creation of new, separate funds would involve increased costs, which would be borne by Shareholders, and administrative burdens as compared to the creation of additional classes of Shares of the Funds, and thus, the success of the new investment portfolios might be limited. Unless each new portfolio grew at a sufficient rate and to a sufficient size, it could be faced with liquidity and diversification problems that would prevent the portfolio from producing a favorable return for Shareholders.

17 As a result, the Shares could be deemed to be “senior securities” within the meaning of Section 18(g) of the Act.

9

Under the Multiple Class System, holders of each class of Shares may be relieved of a portion of the fixed costs normally associated with investing in investment companies because these costs potentially would be spread over a greater number of Shareholders than they would be if the classes were separate funds or portfolios. As the Funds grow in volume of assets, Shareholders will derive benefits from economies of scale that might not be available at smaller volumes.

The Commission has long recognized that multiple share class arrangements can be structured so that the concerns underlying the Act’s “senior security” provisions are satisfied. After having granted numerous exemptive orders (the “Multiple Class Exemptive Orders”) to open-end investment companies permitting those funds to issue two or more classes of shares representing interests in the same portfolio18, in 1995 the Commission adopted Rule 18f-3 under the Act, which now permits open-end investment companies to maintain or create multiple share classes without seeking individual Multiple Class Exemptive Orders, as long as certain conditions are met.19

The Applicants believe that the Multiple Class System does not raise the concerns underlying Section 18 of the Act to any greater degree than open-end investment companies’ multiple share class structures. The Multiple Class System does not relate to borrowings and will not adversely affect the Fund’s assets or the assets of any Future Fund. In addition, the Multiple Class System will not increase the speculative character of a Fund’s Shares. The Applicants also believe that the proposed allocation of expenses relating to distribution and voting rights is equitable and will not discriminate against any group or class of Shareholders.

The Applicants believe that the rationale for, and the conditions contained in, Rule 18f-3 are as applicable to closed-end investment companies seeking to offer multiple classes of shares with varying distribution and service arrangements in a single portfolio as they are to open-end investment companies. The Fund and each Future Fund will comply with the provisions of Rule 18f-3 as if it were an open-end investment company, including, among others, Rule 18f-3’s provisions relating to differences in expenses, special allocations of other expenses, voting rights, conversions, exchanges and disclosure. In fact, the Fund in many ways resembles an open-end fund in its manner of operation.

In particular, the Fund will offer Shares continuously at a price based on net asset value, plus any applicable front-end load. It is anticipated that differences among classes of Shares will, as detailed above, relate largely to differences in placement/distribution and service arrangements. The Applicants note that open-end and closed-end funds are subject to different technical provisions governing the issuance of senior securities. However, those technical differences do not appear relevant here. While closed-end funds may not issue multiple classes of shares without exemptive relief, the Commission has granted specific exemptive relief to numerous similarly-situated closed-end funds.20 Differing (and less restrictive) provisions regulating the issuance by closed-end funds of debt or preferred stock should have no bearing on an application by a closed-end fund for an exemptive order permitting the issuance of multiple classes of Shares. Therefore, the Applicants propose to base the conditions under which the Fund and any Future Fund would issue multiple classes of Shares on those contained in Rule 18f-3.

The Applicants believe that the proposed allocation of expenses and voting rights relating to the asset-based distribution and service fees applicable to classes of the Funds’ Shares in the manner required by Rule 18f-3 is equitable and will not discriminate against any group of Shareholders. The Applicants are also aware of the need for full disclosure of the Multiple Class System in the Prospectus of the Fund and any Future Fund and of the differences among the various Share classes and the different expenses of each class of Shares offered. The

18 See Sierra Trust Funds, et al., Investment Co. Act Rel. No. 20093 (February 23, 1994) (notice) and Investment Co. Act Rel. No. 20153 (March 22, 1994) (order); see also Exemption for Open-End Management Investment Companies Issuing Multiple Classes of Shares; Disclosure by Multiple Class and Master-Feeder Funds, Investment Co. Act Rel. No. 19955 (December 15, 1993).

19 See Release Nos. 33-7143; Investment Co. Act Rel. 20915 (February 23, 1995). As adopted, Rule 18f-3 under the Act creates an exemption for open-end investment companies that issue multiple classes of shares with varying arrangements for the distribution of securities and the provision of services to shareholders. In connection with the adoption of Rule 18f-3, the Commission also amended Rule 12b-1 under the Act to clarify that each class of shares must have separate 12b-1 plan provisions. Moreover, any action on the 12b-1 plan (i.e., director or shareholder approval) must take place separately for each class of shares. The Commission has adopted amendments to Rule 18f-3 that expand and clarify the methods by which a multiple share class fund may allocate income, gains, losses and expenses, and that clarify the shareholder voting provisions of the rule.

20 See FS Global Credit Opportunities Fund, supra note 6; ABS Long/Short Strategies Fund, supra note 6; Total Income + Real Estate Fund, supra note 6; Multi-Strategy Growth & Income Fund, supra note 6; Versus Capital Multi-Manager Real Estate Income Fund LLC, supra note 6; Highland Capital Management, L.P., supra note 6; and Allianz RCM Global EcoTrends Fund, supra note 6.

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Applicants represent that these distribution and/or service fees will comply with the provisions of FINRA Rule 2341. The Applicants also represent that the Fund and each Future Fund will disclose in their Prospectuses the fees, expenses and other characteristics of each class of Shares offered for sale by the Prospectus, as is required for open-end, multiple class investment companies under Form N-1A.21 As if they were open-end investment companies, the Fund and each Future Fund will disclose fund expenses borne by the holders of each class of Shares during the reporting period in Shareholder reports22 and describe in their Prospectuses any arrangements that result in breakpoints in, or elimination of, sales loads.23 The Fund and each Future Fund will include any such disclosures in their Shareholder reports and Prospectuses to the extent required as if the Funds were open-end investment companies. The Fund and each Future Fund will also comply with any requirements that may be adopted by the Commission or the Financial Industry Regulatory Authority, Inc. (“FINRA”) regarding disclosure at the point of sale and in transaction confirmations about the costs and conflicts of interest arising out of the distribution of open-end investment company shares, and regarding Prospectus disclosure of sales loads and revenue sharing arrangements as if those requirements applied to the Fund and each Future Fund.24 In addition, the Fund and each Future Fund will contractually require that any other distributor of a Fund’s Shares comply with such requirements in connection with the distribution of Shares of the Fund.

The requested relief is substantially similar to prior exemptions granted by the Commission.25 In those cases, the Commission permitted continuously offered closed-end investment companies to implement multiple share class structures. Accordingly, the applicants believe that there is ample precedent for the implementation of the Multiple Class System by the Funds.

3. Asset-Based Service and/or Distribution Fees

The Applicants also request an order pursuant to Section 17(d) of the Act and Rule 17d-1 thereunder, to the extent necessary to permit the Fund and each Future Fund to impose asset-based service and/or distribution fees (in a manner analogous to Rule 12b-1 fees for an open-end investment company). Section 12(b) of the Act and Rule 12b-1 thereunder do not apply to closed-end investment companies. Accordingly, no provisions of the Act or the rules thereunder explicitly limit the ability of a closed-end investment company to impose asset-based service and/or distribution fees.26

Section 17(d) of the Act prohibits an affiliated person of a registered investment company, or an affiliated person of such a person, acting as principal, from participating in or effecting any transaction in which such registered investment company is a joint or a joint and several, participant, in contravention of Commission regulations. Rule 17d-1 under the Act provides that no joint transaction covered by the rule may be consummated unless the Commission issues an order upon application, permitting the transaction.

In reviewing applications pursuant to Section 17(d) of the Act and Rule 17d-1 thereunder, the Commission considers whether an investment company’s participation in a joint enterprise or joint arrangement is consistent with the provisions, policies and purposes of the Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants. Section 17(d) of the Act is intended to prevent or limit abuses arising from conflicts of interest; however, Section 17(d) itself does not prohibit any specific activities, but instead authorizes the Commission to approve rules to limit or prevent an investment company from being a joint participant on a different or less advantageous basis than other participants. Under Rule 17d-1, it is unlawful for an affiliated

21 In all respects other than class-by-class disclosure, the Fund will comply with the requirements of Form N-2.

22 Shareholder Reports and Quarterly Portfolio Disclosure of Registered Management Investment Companies, Investment Company Act Rel. No. 26372 (Feb. 27, 2004) (Adopting Release).

23 Disclosure of Breakpoint Discounts by Mutual Funds, Investment Company Act Rel. No. 26464 (June 7, 2004) (Adopting Release).

24 Self-Regulatory Organizations; FINRA; Notice of Filing of Proposed Rule Change and Amendment No. 1 to Adopt NASD Conduct Rule 2830 as FINRA Rule 2341 (Investment Company Securities) in Consolidated FINRA Rulebook, Securities Exchange Act Release No. 64386 (May 3, 2011); Confirmation Requirements and Point of Sale Disclosure Requirements for Transactions in Certain Mutual Funds and Other Securities and Other Confirmation Requirement Amendments, and Amendments to the Registration Form for Mutual Funds, Investment Company Act

Rel. No. 26341 (Jan. 29, 2004) (Proposing Release).

25 See FS Global Credit Opportunities Fund, supra note 6; ABS Long/Short Strategies Fund, supra note 6; Total Income + Real Estate Fund, supra note 6; Multi-Strategy Growth & Income Fund, supra note 6; Versus Capital Multi-Manager Real Estate Income Fund LLC, supra note 6; Highland Capital Management, L.P., supra note 6; and Allianz RCM Global EcoTrends Fund, supra note 6.

26 The Applicants do not concede that Section 17(d) applies to the Multiple Class System or to the asset-based service and/or distribution fees discussed herein, but request that the order eliminate any uncertainty.

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person of an investment company, acting as principal, to participate in or effect any transaction in connection with a joint enterprise or other joint arrangement in which the investment company is a participant, without prior Commission approval. The protections provided for in Section 17(d) essentially allow the Commission to set standards for all transactions concerning an investment company and an affiliate which could be construed as self-dealing or overreaching by the affiliate to the detriment of the investment company.

The protections developed and approved by the Commission for open-end investment companies in Rule 12b-1 will be complied with by the Fund and each Future Fund in connection with the Distribution Plan(s), if any, with respect to each class of Shares as if the Fund or a Future Fund were an open-end investment company. Therefore, the Fund and each Future Fund will participate in substantially the same way and under substantially the same conditions as would be the case with an open-end investment company imposing asset-based service and/or distribution fees under Rule 12b-1. The Applicants note that, at the same time the Commission adopted Rule 12b-1,27 it also adopted Rule 17d-3 to provide an exemption from Section 17(d) and Rule 17d-1 thereunder to the extent necessary for arrangements between open-end investment companies and their affiliated persons or principal underwriters (or affiliated persons of such persons or principal underwriters), whereby payments are made by the open-end investment company with respect to distribution, if such agreements are entered into in compliance with Rule 12b-1. In its adopting release, the Commission stated:

The Commission wishes to emphasize that it has no intention of categorizing certain transactions as raising the applicability of Section 17(d) and Rule 17d-3 of the Act. The Commission’s only comment is that to the extent that arrangements in which a fund pays for its distribution costs could involve the fund in a ‘joint enterprise’ with an affiliated person, and if such arrangements were entered into in compliance with rule 12b-1, the Commission sees no need for prior Commission review and approval of the arrangements.28

As closed-end management investment companies, the Fund and each Future Fund may not rely on Rule 17d-3. However, in light of the foregoing, the Applicants believe that any Section 17(d) concerns the Commission might have in connection with the Fund and each Future Fund’s financing the distribution of its Shares should be resolved by the Fund and each Future Fund’s undertakings to comply with the provisions of Rule 12b-1 and Rule 17d-3 as if those rules applied to closed-end investment companies. Accordingly, the Applicants undertake to comply, and undertake that the Fund and each Future Fund’s asset-based service and/or distribution fees, if any, will comply, with the provisions of Rule 12b-1 and Rule 17d-3 as if those rules applied to closed-end investment companies. The Applicants represent that the imposition of asset-based service and/or distribution fees is consistent with factors considered by the Commission in reviewing applications for relief from Section 17(d) of the Act and Rule 17d-1 thereunder (i.e., that the inclusion of such fees as described is consistent with the provisions, policies and purposes of the Act and does not involve participation on a basis different from or less advantageous than that of other participants).

Rule 6c-10 under the Act permits open-end investment companies to impose CDSCs, subject to certain conditions. Although the Fund does not currently intend to impose CDSCs, if the Fund were to do so, it would only do so in compliance with Rule 6c-10 as if that rule applied to closed-end investment companies. The Fund and any Future Fund also would make all required disclosures in accordance with the requirements of Form N-1A concerning CDSCs. The Applicants further state that any Fund that imposes a CDSC will apply the CDSC (and any waivers or scheduled variations of the CDSC) uniformly to all Shareholders in a given class and consistently with the requirements of Rule 22d-1 under the Act. Any scheduled variations in, or eliminations of, any sales load will be applied consistently with the requirements of Rule 22d-1 under the Act. Finally, to the extent the Fund or a Future Fund determines to waive, impose scheduled variations of, or eliminate any Repurchase Fees, it will do so consistently with the requirements of Rule 22d-1 under the Act and the Fund’s waiver of, scheduled variation in, or elimination of, the Repurchase Fee will apply uniformly to all Shareholders of the Fund. The Applicants believe that the requested relief meets the standards of Section 6(c) of the Act.

27 See Bearing of Distribution Expenses by Mutual Funds, Investment Company Act Rel. No. 11414 (October 28, 1980).

28 Id.; Fed. Sec. L. Rep. (CCH) at 83,733.

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VI.          APPLICANTS’ CONDITION

The Applicants agree that any order granting the requested relief will be subject to the following condition:

The Fund and each Future Fund, relying on the requested order, will comply with the provisions of Rules 6c-10, 12b-1, 17d-3, 18f-3, 22d-1 and, where applicable, 11a-3 under the Act, as amended from time to time, or any successor rules thereto, as if those rules applied to closed-end management investment companies, and will comply with FINRA Rule 2341, as amended from time to time, as if that rule applied to all closed-end investment companies.

VII.          CORPORATE ACTION

The Fund’s organizational documents empower the Board to establish different classes of Shares and to take any other action necessary to accomplish the establishment and creation of such classes of Shares. The Board has adopted resolutions, attached hereto as Exhibit A, authorizing the Fund’s officers to file this Application with the Commission.

VIII.          CONCLUSION

1. For the reasons stated above, the Applicants submit that the exemptions requested are necessary and appropriate in the public interest and are consistent with the protection of investors and purposes fairly intended by the policy and provisions of the Act. The Applicants also believe that the requested relief meets the standards for relief in Section 17(d) of the Act and Rule 17d-1 thereunder. The Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the Act without conducting a hearing.

2. The Applicants submit that the exemptions requested conform substantially to the precedent cited herein.29

3. All of the requirements for the execution and filing of this Application on behalf of the Applicants have been complied with in accordance with the organizational documents of the Applicants, and the undersigned officers of the Applicants are fully authorized to execute this Application. The verifications required by Rule 0-2(d) under the Act are attached as Exhibit B to this Application.

[REMAINDER OF PAGE LEFT BLANK INTENTIONALLY]

29 See FS Global Credit Opportunities Fund, supra note 6; ABS Long/Short Strategies Fund, supra note 6; Total Income + Real Estate Fund, supra note 6; Multi-Strategy Growth & Income Fund, supra note 6; Versus Capital Multi-Manager Real Estate Income Fund LLC, supra note 6; Highland Capital Management, L.P., supra note 6; and Allianz RCM Global EcoTrends Fund, supra note 6.

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AUTHORIZATION AND SIGNATURES

The filing of this Application for the order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Board of the Fund. The Board also authorized the filing of the Application on behalf of the Adviser because of the Adviser’s affiliation with the Fund. In accordance with Rule 0-2(c) under the Act, each person executing this Application on behalf of the Applicants being duly sworn deposes and says that he has duly executed this Application for and on behalf of the applicable entity listed; that the person is authorized to execute this Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, trustees, or other bodies necessary to authorize each such deponent to execute and file this Application have been taken.

All requirements for the execution and filing of this Application in the name and on behalf of each Applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this 13th day of April, 2017.

Pursuant to the requirements of the Investment Company Act of 1940, as amended, the Applicants have caused this Application to be duly signed on their behalf on this 13th day of April, 2017.

STEADFAST ALCENTRA GLOBAL CREDIT FUND

By:       /s/ Christopher Hilbert________________________

Name:  Christopher Hilbert

Title:    Chief Executive Officer

Steadfast INVESTMENT Adviser, LLC

By:        /s/ Christopher Hilbert________________________

Name:  Christopher Hilbert

Title:    Chief Executive Officer

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EXHIBIT A

RESOLUTIONS OF THE FUND’S BOARD OF TRUSTEES

APPROVAL OF FILING OF APPLICATION FOR EXEMPTIVE RELIEF

WHEREAS, the board of trustees (the “Board”) of Steadfast Alcentra Global Credit Fund (the “Fund”) has determined that it is in the best interests of the Fund to file an application with the U.S. Securities and Exchange Commission (the “SEC”) for an order pursuant to Sections 6(c) and 17(d) of the Investment Company Act of 1940, as amended (the “Act”), and Rule 17d-l promulgated thereunder (the “Application”), granting exemptions from Sections 18(c) and 18(i) of the Act and to permit the Fund to offer investors multiple classes of shares, interests or units, as the case may be, with varying sales loads and asset-based service and/or distribution fees.

NOW, THEREFORE, BE IT RESOLVED, that the Board hereby approves the preparation of the Application, and that the Fund’s officers (each, an “Authorized Officer” and, collectively, the “Authorized Officers”) and Steadfast Investment Adviser, LLC (the “Adviser”), the Fund’s investment adviser, and its officers be, and each of them hereby is, authorized in the name and on behalf of the Fund, to submit and cause to be filed with the SEC the Application, with such changes, modifications or amendments thereto as any Authorized Officer deems necessary, desirable or appropriate; and

RESOLVED, that any and all actions previously taken by the Fund or any of its trustees or Authorized Officers or the Adviser or any of its officers in connection with the actions contemplated by the foregoing resolution be, and each of them hereby is, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the Fund.

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EXHIBIT B

VERIFICATION OF APPLICATION AND STATEMENT OF FACT

STATE OF CALIFORNIA	)
COUNTY OF ORANGE	)

The undersigned states that he has duly executed the attached Application for and on behalf of Steadfast Alcentra Global Credit Fund and Steadfast Investment Adviser, LLC; that he is the Chief Executive Officer of each such entity; and that all actions necessary to authorize him to execute and file the attached Application have been taken. The undersigned further states that he is familiar with the attached Application, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:       /s/ Christopher Hilbert________________________

Name:  Christopher Hilbert

Title:    Chief Executive Officer

16